EXHIBIT 99.1

Magal Announces an Award of Approximately $2.5 Million from Arbitration

Press Release
Source: Magal Security Systems Ltd
On Tuesday October 25, 2011, 11:50 am

YAHUD, Israel, October 25, 2011 /PRNewswire/ -- Magal Security Systems Ltd. (NASDAQ GMS: MAGS; TASE: MAGS) today announced that it has collected an award of approximately $2.5 million, arising from a lengthy arbitration proceeding.

The arbitration was with a former customer in Eastern Europe regarding a contract to supply a comprehensive security solution for a sensitive site and followed the unwarranted cancellation in 2006.

Magal expects to record income of $2.2 million from the arbitration, net of legal expenses. The defendant has notified Magal that it may seek to vacate the judgment.

About Magal S3

Magal S3 is a leading international provider of security, safety and site management solutions and products (NASDAQ: MAGS).

Over the past 40 years, Magal S3 has delivered tailor-made solutions to hundreds of satisfied customers in over 80 countries.

Magal S3 offers a broad portfolio of unique products used to protect sensitive installations in some of the world's most demanding locations and harshest climates. This portfolio covers the following three categories:

•	Perimeter Intrusion Detection Systems (PIDS) - a variety of smart barriers and fences, fence mounted detectors, virtual gates, buried and concealed detection systems

•	Close Circuit TV (CCTV) - a comprehensive management platform with a leading Intelligent Video Analysis (IVA) and Video Motion Detection (VMD) engine

•	Physical Security Information Management (PSIM) - an open site management system that enhances command, control and decision making during both routine operations and crisis situations

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

For more information:

    MagalS3
    Eitan Livneh, CEO
    Tel: +972-3-539-1421
    Assistant: Ms. Elisheva Almog
    E-mail: elishevaa@magal-s3.com
    Web: http://www.magal-s3.com

    CCG Investor Relations
    Ehud Helft/Kenny Green
    Tel: (US) +1-646-201-9246
    Int'l dial: +972-3-607-4717
    E-mail: magal@ccgisrael.com